NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
GLENLAKE ONE | SUITE 200 4140 PARKLAKE AVENUE | RALEIGH, NC 27612 nelsonmullins.com

February 10, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara Ransom
Taylor Beech

Re:	urban-gro, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 5, 2021
File No. 333-250120

Dear Ms. Beech and Ms. Ransom:

On behalf of urban-gro, Inc. (the “Company”), we are hereby responding to the letter dated February 9, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed February 5, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.	When updating your prospectus cover to reflect a more recent sale price of your common stock, please include, for comparison purposes, disclosure of the sale price of your common stock prior to the recent price volatility in your stock. For example, please disclose the price at which your stock was trading 30 days prior to your filing. Also describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

Response: The Company has revised the disclosure on the cover page of the prospectus in response to the Staff’s comment.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

1

February 10, 2021

2.	We note your disclosure that “[e]ven if a trading market develops, the market price of [y]our common stock may be highly volatile and could be subject to wide fluctuations.” Please include intra-day stock price range information that covers a period of time sufficient to demonstrate the recent price volatility and address the impact on investors. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

Response: The Company has revised the referenced disclosure in response to the Staff’s comment. The Company believes the recent increases in its stock price are unrelated to actual or expected operating performance, financial condition or other indicators of value, and speculates that a limited supply of freely tradeable shares and a surge of demand led to the increases in stock price. The Company’s business plan and prospects have not changed.

3.	Please consider whether your recent increase in price volatility exposes your common stock to short sale risk. If so, please consider disclosing the risks associated with your common stock being “shorted,” what typically happens following a short squeeze, and the impact on investors that purchase shares during this time.

Response: The Company has revised its disclosure in response to the Staff’s comment.

4.	We note the significant number of shares you are offering relative to the number currently outstanding. Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.

Response: The Company has added an additional risk factor in “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” in response to the Staff’s comment.

*                              *                              *                              *                              *

Please direct any questions or further communications relating to the above to the undersigned at (919) 329-3804 or Mike Bradshaw at (202) 689-2808. Thank you for your attention to this matter.

Very truly yours,

/s/ W. David Mannheim

W. David Mannheim

cc:	urban-gro, Inc.
Brad Nattrass

2